EXHIBIT 8.1

September 22, 2006

Board of Directors PrivateBancorp, Inc. 70 West Madison, Suite 900 Chicago, Illinois 60602	Board of Directors Piedmont Bancshares, Inc. 3423 Piedmont Road, Suite 225 Atlanta, Georgia 30305

Ladies and Gentlemen:

In connection with the filing by PrivateBancorp, Inc., a Delaware corporation (“Private”), of the Registration Statement on Form S-4, including the Joint Proxy Statement/Prospectus contained therein (the “Registration Statement”) with the Securities and Exchange Commission on September 22, 2006, we are furnishing our opinion with regard to the federal income tax consequences of the proposed merger (the “Merger”) of Piedmont Bancshares, Inc., a Georgia corporation (“Piedmont”), with and into Private. The Merger contemplates the acquisition, by statutory merger, of all of the assets and liabilities of Piedmont by Private and the conversion of the common stock, par value $1.00 per share, of Piedmont (“Piedmont Common Stock”) into the right to receive shares of common stock, no par value, of Private (“Private Common Stock”), cash or a combination of Private Common Stock and cash pursuant to that certain Agreement and Plan of Merger dated as of August 2, 2006 by and between Private and Piedmont (the “Plan of Merger”) (such Private Common Stock, cash or a combination of Private Common Stock and cash to be received in exchange for Piedmont Common Stock referred to herein as the “Merger Consideration”). Upon consummation of the Merger, the separate existence of Piedmont will cease and Private will be the continuing and surviving corporation.

The Plan of Merger (including exhibits thereto) contains a detailed description of the Merger and is hereby incorporated in this letter as part of the statement of facts. All capitalized terms not otherwise defined herein shall have the meaning set forth in the Plan of Merger.

In rendering this opinion, we have examined the Plan of Merger and Registration Statement and have reviewed and relied upon statements made to us by certain of your officers. We have also examined certificates of such officers and such other agreements, documents, and corporate records that have been made available to us and such other matters as we have deemed relevant for purposes of this opinion. In such review and examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies and the authenticity of the originals of such latter documents.

September 22, 2006

Our opinion is based, in part, on the assumption that the proposed Merger will be consummated pursuant to Delaware and Georgia laws strictly in accordance with the terms of the Plan of Merger and the facts and representations set forth or referred to herein, including those certain representations made to us by each of you in separate letters dated September 22, 2006 (the “Representation Letters”), and the assumption that such facts and representations are accurate as of the date hereof and will be accurate on the effective date of the Merger. We have undertaken no independent investigation of the accuracy of the facts and representations set forth or referred to herein or the representations contained in the Representation Letters.

For the purposes indicated above, and based upon the facts, assumptions and conditions set forth herein, it is our opinion that for federal income tax purposes:

1.
The Merger of Private and Piedmont will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and Private and Piedmont will each be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

2.
No gain or loss will be recognized by Private or Piedmont upon the exchange in the Merger, pursuant to the Plan of Merger, of the Merger Consideration for Piedmont Common Stock as provided for in the Plan of Merger (Code Sections 1032(a), 361 and 357(a));

3.
No gain or loss will be recognized by Piedmont shareholders who receive shares of Private Common Stock in exchange for Piedmont Common Stock, except that (a) realized gain, but not loss, will be recognized to the extent of the cash portion of the Merger Consideration received by Piedmont shareholders who receive a combination of Private Common Stock and cash in exchange for Piedmont Common Stock and (b) gain or loss will be recognized with respect to any cash received for a fractional share of Private Common Stock (Code Sections 354(a)(1) and 356). Gain or loss will also be recognized by Piedmont shareholders who receive solely cash in exchange for Piedmont Common Stock (Code Sections 1001 and 302(a));

4.
The adjusted tax basis of the Private Common Stock received by Piedmont shareholders in the Merger (including any fractional share interest in Private Common Stock) will be the same as the adjusted tax basis of the Piedmont Common Stock surrendered in exchange therefor, decreased by the amount of any cash received (excluding cash received in lieu of a fractional share) and increased by the amount of any gain recognized in the exchange (Code Section 358(a)(1));

5.
The holding period of the Private Common Stock received by Piedmont shareholders will include the period during which the shares of Piedmont Common Stock surrendered in exchange therefor were held, provided such shares of Piedmont Common Stock were held as a capital asset by those shareholders on the date of the exchange (Code Section 1223(1));

September 22, 2006

6.
The adjusted tax basis of the assets of Piedmont to be received by Private will be the same as the adjusted tax basis of those assets in the hands of Piedmont immediately prior to the exchange (Code Section 362(b));

7.	The holding period of the assets of Piedmont to be received by Private will include the period during which such assets were held by Piedmont immediately prior to the exchange (Code Section 1223(2));

The opinions expressed in this letter are based on the Code, the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof. We have also considered the position of the Internal Revenue Service (the “Service”) reflected in published and private rulings as of the date hereof. Although we are not aware of any pending changes to these authorities that would alter our opinions, there can be no assurances that future legislation or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein.

Our opinions are limited to those federal income tax issues specifically considered herein and are addressed to and only for the benefit of Private and Piedmont. We do not express any opinion as to any other federal income tax issues, or any state or local law issues, arising from the transactions contemplated in the Plan of Merger, including without limitation, the tax consequences, if any, to those holders of Options or Warrants who receive Private Common Stock in connection with the termination of such Options or Warrants as contemplated in Section 1.5 of the Merger Agreement and the tax consequences, if any, of the conversion of Series A Convertible Preferred Stock of Piedmont into Piedmont Common Stock as contemplated in Section 1.4(d) of the Merger Agreement. Although the opinions expressed herein are based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurances can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

We do hereby confirm to you that the description of the federal income tax consequences of the Merger under the heading “Description of the Merger - Certain Federal Income Tax Consequences of the Merger” in the Registration Statement relating to the Private Common Stock to be issued to Piedmont shareholders in the Merger is consistent with this opinion. You are hereby authorized to include this opinion as an exhibit to the Registration Statement or in any other filing with a governmental authority relating to the Merger.

Very truly yours,

/s/ Vedder, Price, Kaufman & Kammholz, P.C.

TWO